**ALPACA SECURITIES LLC**

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM


DECEMBER 31, 2023

(PURSUANT TO RULE 17a-5(e)(3))

This report is filed in accordance with Rule 17a-(e)(3)
Under the Securities Exchange Act of 1934 as a PUBLIC document.

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69928 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpaca Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42881 Lake Babcock Dr, Suite 200
(No. and Street)

| Babcock Ranch | FL | 33982 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jason Soldner | 669-257-2221 | jason@alpaca.markets |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

| 141 W Jackson, Suite 2250 | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 03/24/2009 | 3407 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Tammy Wetterwald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpaca Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CALIFORNIA JURAT
ATTACHED BY NOTARY

Signature: [signature]

Title:
Chief Financial Officer

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

**GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 _____
2 _____
3 _____
4 _____
5 _____
6 _____

*Signature of Document Signer No. 1*          *Signature of Document Signer No. 2 (if any)*

---

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

---

State of California

County of _San Francisco_____



SAMIR BOUREMA
Notary Public - California
San Francisco County
Commission # 2454083
My Comm. Expires Aug 17, 2027

*Place Notary Seal and/or Stamp Above*

Subscribed and sworn to (or affirmed) before me

on this _11th_ day of _March_____, 20_24__,
by          *Date*          *Month*          *Year*

(1) _Tammy Wetterwald_____

(and (2) _____ ),
          *Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
          *Signature of Notary Public*

---

──────── **OPTIONAL** ────────

*Completing this information can deter alteration of the document or
fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

**Alpaca Securities LLC**

**CONTENTS**



**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Alpaca Securities LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Alpaca Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Alpaca Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Alpaca Securities LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alpaca Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Ryan & Juraska LLP*

We have served as Alpaca Securities LLC's auditor since 2023.
Chicago, Illinois
March 11, 2024

# ALPACA SECURITIES LLC

**Statement of Financial Condition**

| December 31, | | 2023 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 17,274,416 |
| Cash segregated under federal and other regulations | | 214,980,258 |
| Customer receivables (net of allowance for credit losses of $128,033) | | 9,599,805 |
| Equity securities - user-held fractional shares | | 109,770,008 |
| Investment securities owned, at fair value, long | | 181,161 |
| Due from broker | | 3,798,963 |
| Clearing broker deposits | | 3,232,831 |
| Accounts receivable (net of allowance for credit losses of $266,694) | | 880,805 |
| Prepaid expenses and other current assets | | 430,384 |
| Total assets | $ | 360,148,631 |
| | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 1,539,521 |
| Customer payables | | 225,588,118 |
| Due to broker | | 173,309 |
| Related party payable | | 337,393 |
| Equity securities - fractional share repurchase obligations | | 109,770,008 |
| Investment securities owned, at fair value, short | | 36 |
| Other current liabiliies | | 1,485,718 |
| Total liabilities | | 338,894,103 |
| | | |
| **Member's Equity** | | 21,254,528 |
| | | |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 360,148,631 |

The accompanying notes are an integral part of the statement of financial condition Page 2

## 1. Nature of business and summary of significant accounting policies

*Nature of Business and Organization*

Alpaca Securities LLC (the "Company") is a wholly owned subsidiary of AlpacaDB, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company currently acts as an introducing broker for listed securities, and retails corporate equity securities over-the-counter. The Company maintains the books and records of its customers, conducts business on an omnibus basis, and clears through Velox Clearing LLC ("Velox") and the Depository Trust Company ("DTC").

The Company operates under Rule 15c3-1 of the Securities Exchange Act of 1934, where the requirement is to maintain sufficient liquidity in order to cover the Company's obligations. The Company also operates under Rule 15c3-3 of the Securities Exchange Act of 1934, for additional information on the Company's requirements under Rule 15c3-3 see Note 2, *Cash segregated under federal and other regulations*.

*Use of Estimates*

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Due from and due to broker*

Due from broker primarily includes receivables from the Company's clearing broker held in the Company's omnibus account.  Due to broker reflects the clearing costs related to doing business with the Company's clearing broker. For additional information on the Company's receivable from and payable to brokers see Note 3, *Due from broker*.

*Deposits with Clearing Organizations*

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization.  For additional information on the Company's deposits with clearing organizations see Note 4, *Clearing brokers' deposit*.

*Fractional share program*

The Company maintains an inventory of securities held exclusively for the fractional share program, which is operated by the Company. This proprietary inventory is recorded within investment securities owned, at fair value, long. When a user purchases a fractional share, the Company records the cash received for the user-held fractional share as pledged collateral recorded within equity securities – user-held fractional shares and an offsetting liability to repurchase the shares, recorded within equity securities – fractional share repurchase obligations, as the Company concluded that the Company does not meet the criteria for derecognition under the accounting guidance, the Accounting Standards Codification ("ASC") Topic 860 *Transfers and Servicing*. The Company measures their inventory of securities, user-held fractional shares and their repurchase obligation at fair value at each reporting period. For additional information on the Company's fractional share program obligations see Note 5, *Fair value of assets and liabilities*.

## NOTES TO FINANCIAL STATEMENT

*Allowance for Credit Losses*

In June 2016, the FASB issued ASU 2016-13. Financial Instruments - Credit Losses (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards.

The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis in accordance with ASC Topic 326-20. This topic requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.  The Company's allowance for credit losses as of December 31, 2023 is $394,727.

*Receivables*

The Company's customer receivables, and accounts receivable, net include amounts from customers and broker-dealers, providing services to business customers, as well as cash deposits with clearing organizations. These amounts are primarily short-term in nature. Aged business customer receivables are reviewed for potential credit loss and written off when deemed uncollectible. The Company also presents a net amount receivable for unsettled securities transactions included in customer receivables. As noted in ASC 940-320-05-4, the risk of nonperformance of regular-way settling trades is minimal, given the following: (a) they are fully collateralized on the trade date, (b) the period of time between trade and settlement date is reasonably short, and (c) most securities are affirmed by both parties to the trade and settle net through a clearing entity. Accordingly, receivables and payables arising from these unsettled regular-way transactions may be recorded net.

*Customer receivables and payables*

Customer receivable (net of allowance for credit loss) is primarily made up of margin receivables. These transactions are recorded on settlement date basis. Margin receivables are adequately collateralized by users' securities balances and are reported at their outstanding principal balance, net of an allowance for credit loss. The Company monitors margin levels and requires users to deposit additional collateral, or reduce margin positions, to meet minimum collateral requirements and avoid automatic liquidation of their positions.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for receivables from users. The Company has no expectation of credit losses for customer receivable that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on the assessment of the nature of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. In cases where the fair value of the collateral is less than the outstanding receivable balance from a user, the Company recognizes an allowance for credit loss in the amount of the difference, or unsecured balance, in the period of occurrence. The Company writes-off unsecured balances when the balance becomes outstanding for over 21 days, unless the customer has agreed to a payment plan.

Customer payables represent free credit balances from users' uninvested deposits and/or funds attributed to users as a result of settled trades and other security related transactions.

**NOTES TO FINANCIAL STATEMENT**

*Leases*

The Company has elected to not recognize a right-of-use ("ROU") assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement or have immaterial monthly lease payment obligations less than $5,000, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company expenses the cost associated with their short-term leases on a straight-line basis over the lease term through other expenses on the statement of operations.

*Prepaid expenses and other current assets*

The Company classifies prepayments made under contracts as prepaid expenses and expense them over the contract terms. These prepaid expenses primarily include items such as prepayments on professional services. As of December 31, 2023, prepaid expenses included in other assets were $348,213. Other current assets primarily include corporate cash held at a third party to support instant withdrawals or deposits feature for the Company's cashiering product, fees receivable, and other various receivables.

*Income Taxes*

The Company is a single-member limited liability company and, as such, is disregarded for federal, state, and local income tax purposes. All tax effects of the Company's income or loss are passed through to the Parent. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state, or local income taxes is included in these financial statements.

**2.  Cash segregated under federal and other regulations**

At December 31, 2023, the Company has Cash segregated under federal and other regulations in the amount of $214,980,258. An additional deposit of $4,459,472 was made on January 2, 2024 to bring the amount on deposit to $219,439,730. Cash segregated under Federal and other regulations represents restricted cash segregated in accordance with the Customer Protection Rule ("Rule 15c3-3") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under Rule 15c3-3, a broker-dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers.

**3.  Due from/Due to broker**

The Company introduces the majority of its securities transactions to Velox on an omnibus basis and certain transactions to DTC. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company monitors the collateral on the customers' accounts. In addition, pursuant to its executing agreement, the Company executes securities transactions with executing brokers.  As of December 31, 2023, the due from broker of $3,798,963 are pursuant to these agreements.

Due to broker reflects the clearing costs related to doing business with the Company's clearing broker. As of December 31, 2023, the due to broker, on the statement of financial condition, of $173,309 represents the clearing costs as agreed upon with the clearing broker.

# NOTES TO FINANCIAL STATEMENT

### 4. Clearing brokers' deposit

The Company has brokerage agreements with its clearing brokers to carry its accounts and the accounts of its clients as customers of the clearing brokers. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing brokers as well as collateral for securities sold short or securities purchased on margin. The balance as of December 31, 2023 at Velox and DTC was $1,250,000 and $1,982,831, respectively.

### 5. Fair value of assets and liabilities

The Company measures their equity securities owned for fractional shares programs at fair value. The Company has evaluated the estimated fair value of financial instruments using available market information and are classified, on the basis of the measurement inputs employed, as Level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 are as follows:

| | December 31, 2023 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Investment securities owned, at fair value, long: | | | | |
| Equity securities - user-held fractional shares | $109,770,008 | $ - | $ - | $109,770,008 |
| Investment securities owned, at fair value, long | 178,661 | - | - | 178,661 |
| Total financial asset | $109,948,669 | $ - | $ - | $109,948,669 |
| | | | | |
| **Liabilities** | | | | |
| Investment securities owned, at fair value, short | | | | |
| Equity securities - fractional share repurchase obligations | $109,770,008 | $ - | $ - | $109,770,008 |
| Investment securities owned, at fair value, short | 36 | - | - | 36 |
| Total financial liabilities | $109,770,044 | $ - | $ - | $109,770,044 |

*Equity securities*

The Company's portfolio of equity securities with readily determinable fair values is comprised of marketable stocks, exchange-traded funds ("ETF"), and American depositary receipts ("ADR"). Since quoted prices for the Company's equity securities are readily available in an active market, they are classified within Level 1 of the fair value hierarchy.

### 6. Related party transactions

The Company has an expense sharing agreement with its Parent. The Parent performs and provides certain functions for the Company, including office facilities, payroll services, insurance, professional services, and technology, in accordance with the terms of this agreement.

**NOTES TO FINANCIAL STATEMENT**

The Company holds customer accounts who also have accounts with the Company's affiliate, Alpaca Crypto LLC ("Alpaca Crypto"). For those customers with both an account with the Company and Alpaca Crypto, the Company holds the customers funds in compliance with Rule 15c3-3. Upon customers purchasing or selling crypto currency through Alpaca Crypto, the Company will transfer the customers' funds to or receive the customers' funds from Alpaca Crypto. The settling of funds between the Company and Alpaca Crypto may result in a payable to or receivable from related party.

The related party payable represents unpaid amounts due to Parent of $296,373 and an unpaid amount to Alpaca Crypto of approximately $41,019 at December 31, 2023, these are included in related party payable on the statement of financial condition.

In March 2021, the Company entered into a $2 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate of 1%, with interest due monthly. At December 31, 2023, there was no outstanding balance on this unsecured line of credit.

The Company holds user accounts for related party AlpacaJapan Co. Ltd. ("Alpaca Japan"). Alpaca Japan is a registered broker/dealer in Japan and holds multiple user accounts with the Company including an omnibus account, a deposit account, and a settlement account. As of December 31, 2023, the Company had affiliate users Alpaca Japan and the parent company with free credit balances totaling $195,825 and $87,872, respectively, included in customer payables on the statement of financial condition.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

**7. Financing activities, off-balance sheet risk, and concentrations of credit risk**

In April 2022, the Company entered into a $10 million on demand revolving line of credit agreement with BMO Harris Bank N.A. ("BMO"). The line of credit shall be used solely to finance customer withdrawals from the reserve account. Interest for this line of credit is determined at the time a loan is initiated and the applicable interest rate is calculated the rate per annum determined by adding 2.5% per annum to the Overnight Federal Funds Rate. Interest is payable monthly in arrears on the last calendar day of each month. At December 31, 2023, there was no outstanding balance on this unsecured line of credit.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

## 8. Commitments and contingencies

The securities industry is highly regulated and many aspects of the Company's business involves substantial risk of liability. In past years, there has been an increase in litigation and regulatory investigations involving the brokerage industry. Federal and state regulators, exchanges, or other SROs investigate issues related to regulatory compliance that may result in enforcement action. The Company is also subject to periodic regulatory audits and inspections that could in the future lead to enforcement investigations or actions. For the period ending December 31, 2023, the Company is involved with FINRA regarding an enforcement inquiry, which is still ongoing as of the date the financial statements were issued. The Company cannot reasonably estimate a reasonable loss (or range of loss) or potential fine, if any action is taken, that could result from the enforcement referral.

For the period ended December 31, 2023, the Company was not named as a defendant in lawsuits.

In the normal course of business, the Company may be involved in disputes, claims or assessments from time to time. The Company is not aware of any such matters that would have a material impact on its financial statements.

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, Guarantees, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party.

## 9. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2023, the Company's net capital was approximately $19,262,129 which was approximately $19,012,129 in excess of its minimum net capital of $250,000. This minimum net capital is based upon the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

## 10. Subsequent events

The Company has evaluated events subsequent to March 11, 2024 for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.